May 22, 2019

Neil Kumar, Ph.D.
Chief Executive Officer
BridgeBio Pharma LLC
421 Kipling Street
Palo Alto, CA 94301

       Re: BridgeBio Pharma LLC
           Amendment No. 1 to Draft Registration Statement on Form S-1 Submitted on May 16, 2019
           CIK No. 0001743881

Dear Dr. Kumar:

      We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Amendment No.1 to Draft Registration Statement on Form S-1 submitted May 16,
2019

Prospectus Summary
Our Platform, page 2

1. We note your response to comment 1, which we reissue. You continue to state that you only pursue programs with treatment modalities that have been "validated" in other approved products, which implies that you are able to successfully mitigate development risk. Please remove this disclosure here and on pages 117 and 121. Neil Kumar, Ph.D.
BridgeBio Pharma LLC
May 22, 2019
Page 2

       You may contact Rolf Sundwall at 202-551-3105 or Mary Mast at 202-551-3613 if you
have questions regarding comments on the financial statements and related matters. Please contact Christine Westbrook at 202-551-5019 or Erin Jaskot at 202-551-3442 with any other questions.



                                                        Sincerely,
FirstName LastNameNeil Kumar, Ph.D.
                                                        Division of Corporation
Finance
Comapany NameBridgeBio Pharma LLC
                                                        Office of Healthcare &
Insurance
May 22, 2019 Page 2
cc:       Maggie Wong, Esq.
FirstName LastName